Lipman Electronic Engineering Ltd.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 16, 2004.

The undersigned shareholder of Lipman Electronic Engineering Ltd. (the "Company") hereby appoints JACOB PERRY, or if Mr. Perry is unable to attend, MIKE LILO, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 11 Haamal Street, Rosh Haayin, 48092, Israel, on Tuesday, November 16, 2004, at 5:00 p.m. (local time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Items 1 and 2.

1.	To adopt and approve the 2004 Share Option Plan authorizing the grant of options to purchase up to 700,000 of the Company's ordinary shares.

FOR           AGAINST           ABSTAIN

2.	To adopt and approve the U.S. Employee Stock Purchase Plan authorizing the sale of up to 200,000 of the Company's ordinary shares.

FOR           AGAINST           ABSTAIN

The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

DATE ____________________________	SIGNATURE(S) ______________________________
SIGNATURE(S) ______________________________

Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.